Federated Hermes Equity Income Fund, Inc.

Federated Hermes Funds 4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

January 24, 2023

EDGAR Operations Branch

U.S. Securities and Exchange Commission Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Federated Hermes Equity Income Fund, Inc. (the “Registrant”)

1940 Act File No. 811-4743

Dear Sir or Madam:

I am writing to advise that the Form N-CSR filed by the Registrant on 1/24/2023 under Accession number 0001623632-23-000071, was amended on 1/24/2023 under Accession number 0001623632-23-000078. The reason for the amendment was to correct a typographical error on the Form N-CSR.

If you have any questions regarding this filing, please contact me at 412-288-4479.

Very truly yours,

/s/ Richard N. Paddock

Richard N. Paddock Assistant Treasurer